Filed by Yahoo! Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Overture Services, Inc.

Commission File No.:  000-26365

On July 14, 2003, Terry Semel, Chairman and Chief Executive Officer of Yahoo! Inc, sent an email to employees of Overture Services, Inc. in connection with Yahoo! entering into an Agreement and Plan of Merger with Overture.  The text of that email follows.

Subject Line:  Today’s News

Overture Team:

I’m sure I speak for Yahoos worldwide when I say just how excited I am about today’s news. Today marks a very important day for both of our companies. By joining forces, we will become the largest player in the rapidly growing Internet advertising market. Our combined companies will be unmatched in our ability to provide the most compelling and diversified suite of integrated marketing solutions. Marry that with the world’s largest audience and Yahoo!’s unmatched depth and breath of services and Yahoo! Will become a more attractive marketing platform than ever before.

This combination will also strengthen our competitive and leadership positions in sponsored search, one of the most dynamic and fastest growing sectors on the Internet.  By combining our assets, we will own an end-to-end search offering that will allow us to further maximize search monetization opportunities and provide a more comprehensive and relevant search experience for consumers.

With this acquisition, Yahoo! will also gain access to outstanding engineering talent and technology, enabling us to assemble what will be far-and-away the best search team on the Web. The Overture team, as well as AltaVista and FAST, will significantly enhance our existing search franchise and allow us to innovate better and faster on a global scale.

Overture has pioneered an incredible business over the last six years and, through our strong partnership, has already helped fuel terrific growth for Yahoo!. I am thrilled about the potential of this powerful combination.

I look forward to welcoming Overture to our Yahoo! family and to speaking with you all later this afternoon.

Terry

Forward Looking Statement

This document contains forward-looking statements that involve risks and uncertainties concerning Yahoo!’s proposed acquisition of Overture, Yahoo!’s expected financial performance (including without limitation as described in the quotations from management in this press release), as well as Yahoo!’s strategic and operational plans. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Yahoo! and Overture to the transaction; Yahoo!’s ability to successfully integrate Overture’s operations and employees; and general economic conditions. More information about potential factors that could affect Yahoo!’s business and financial results is included in the Company’s Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Yahoo!’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Overture generally see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Overture’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended March 31, 2003 and in other reports filed by Overture with the SEC.

Additional Information About the Merger and Where to Find It

Yahoo! and Overture intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition (the “Merger”) of Overture by Yahoo! pursuant to the terms of an Agreement and Plan of Merger by and among Yahoo!, July 2003 Merger Corp., a wholly-owned subsidiary of Yahoo!, and Overture. The prospectus/proxy statement will be mailed to the stockholders of Overture. Investors and security holders of Overture are urged to read the prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Yahoo!, Overture and the proposed merger. The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Yahoo! or Overture with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300. Investors and security holders may obtain free copies of the documents filed with the SEC by Overture by contacting Overture Investor Relations, 74 North Pasadena Avenue, Pasadena, California 91103, 888-811-4686. Investors and security holders of Overture are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Yahoo!, Terry Semel, Yahoo!’s Chairman and Chief Executive Officer, and certain of Yahoo!’s other executive officers may be deemed to be participants in the solicitation of proxies of Overture stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Semel and certain of Yahoo!’s other executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.